Calibrus’ letter head

February 19, 2009

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3720

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Calibrus, Inc.

File No. 000-53408

Dear Mr. Fieldsend:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated February 6, 2009, are quoted below and are followed in each case by the Company’s response thereto.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

General

Comment 1

Please note that the form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response

We are aware of this requirement and to this end have updated our financial statements in this filing to include our audited December 31, 2008, financial statements.  We intend to also file a timely Form 10K for the year ended December 31, 2008.

Comment 2

We encourage you to avoid using industry acronyms, such as TPV and IVR/VRU, and to describe your business in terms that are more readily understandable to investors who are not familiar with your industry.  For example, please further explain terms such as the following, particularly when first used:

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Cutting edge PBX’s, ACD

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.wav file retrieval and posting

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Site/Seart Licensing

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Self-healing SONET rights

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T1 Data Circuits

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Fail over switches and Truck Groups

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PRI’s

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 19, 2009

Response

We have revised the Form 10 and provided further explanations on technological and industry terms and were the terms were not needed or provided confusion they have been removed with new explanations added.

Special Note regarding Forward-Looking Statements, page 2

Comment 3

Please note that reliance upon the safe harbor protection for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be.  Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.  We note similar disclosure on page 14.

Response

We have removed the reference to the Act.

Comment 4

We note your statement that you provide services to “some of the largest telecom, cable and insurance companies in the nation.”  To the extent that your statement primarily refers to AT&T Communications and Cox Communication, as referenced elsewhere in your document, please revise to so state.

Response

The statement has been revised to just indicate the industries we serve.

Calibrus Hosted Third Party Verification (TPV) Services, page 4

Comment No. 5

Please revise to briefly describe the material terms of your third party verification services contracts with AT&T Communications and Cox Communications.

Response

Additional disclosure has been added.

Comment No. 6

Please file your agreement with Cox Communications as an exhibit, or tell us why you do not believe your are required to file it under Regulation S-K Item 601(b)(10).

Response

Calibrus contract with Cox Communication has expired.  At present, we provide Cox Communications services and bill based on usage but do not have a written contract with Cox Communication.

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 19, 2009

Competitors, page 10

Comment No. 7

Please expand to discuss in more detail the competitive business conditions in your industry and market as well as competitive position in the industry and methods of competition.

Response

Additional disclosure has been added.

Concentration of Customers, page 10

Comment No. 8

Please disclose the date as of which AT&T Communications and Cox Communications comprised 80% of your revenues.  Also disclose the percentage of revenues attributable to each company in the last fiscal year and most interim period.

Response

Additional disclosure has been added.

Comment No. 9

Pleas briefly explain why you are actively moving away from the third party verification business being your primary operations.

Response

Additional disclosure has been added.

Risks related to Calibrus, page 10

Comment 10

To the extent material, please revise to include risk factor disclosure relating to the control exerted over the company’s shares by management, as disclosed on pages 18 and 19.

Response

We have added an additional risk factor.

We currently have losses from operations and will need additional capital to execute our business plan, page 10

Comment 11

Please revise to quantify your current losses from operations, and the extent to which you have had to rely on profits to fund them.  Please similarly quantify the losses you have experienced and the amount of

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 19, 2009

working capital on hand where you discuss “We have limited funds upon which to rely for adjusting to business variations and for growing new business,” on page 12.

Response

We have added additional disclosure.

If we are not able to stop our losses or expand into new areas, we may be forced to terminate operations, page 10

Comment 12

To provide context, please disclose the extent to which your TPV revenues have historically been reduced as a result of industry consolidation.

Response

We have added additional disclosure.

We depend upon a single customer segment, the telecommunications market, for the majority of revenue, and a decrease in its demand for our services or pricing modifications in this customer segment might harm our operating results., page 11

Comment 13

Because of the significance of the risk, please revise to discuss the risk relating to the loss of AT&T Communications and Cox Communications as 80% customers under a separate risk factor heading.

Response

We have added a new risk factor.

Critical Accounting Policies and Estimates, page 15

Comment 14

Your discussion on revenue states the criteria of SAB 104 for revenue recognition.  However, it does not include specifics regarding the revenue stream of your business and how those are accounted for under the appropriate guidance.  Please revise and include any judgments or estimates made in recognizing revenue

Response

We have revised the discussion.

Management’s Discussion and Analysis, page 16

Comment 15

Please quantify here and discuss in more detail in your liquidity and capital resources section the anticipated costs and the amount of additional capital you will need to raise to implement the company’s plans in the next twelve months.

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 19, 2009

Response

We have provided additional disclosure.

Liquidity and Capital Resources, page 17

Comment 16

You state you have enough capital to last at least 12 months based on your current burn rate.  Please revise to clarify as of what date this assessment was made.  Also, please advise us as to how this assessment was made given the amount of cash used in the nine months ended September 30, 2008 and the amount remaining as of that date.

Response

We have clarified this comment and provided additional information.

Comment 17

We note that your account receivable balance at December 31, 2007 consists of amounts due from two major customers. We also note that the receivables increased as of September 30, 2008 but revenues decreased.  Expand you management’s discussion and analysis to discuss any specific measures taken to collect these receivables and your consideration to the current economy in your conclusion that those receivable are collectible.

Response

We have provided additional disclosure.

Item 4, Security Ownership of Certain Beneficial Owners, page 18

Comment 18

Please revise to reflect beneficial ownership as of a date more recent than December 31, 2007.

Response

We have updated the date.

Item 6, Executive Compensation, page 23

Comment 19

Please revise to include disclosure under Item 402 for the fiscal year ended December 31, 2008.

Response

The year ended December 31, 2008, compensation figures have been added.

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 19, 2009

Compensation of Directors, page 24

Comment 20

Please disclose all assumptions made in the valuation of awards in the stock awards and option awards columns of the director compensation table by reference to a discussion of those assumptions in your financial statements footnotes to the financial statements, or discussion in management’s discussion and analysis.  See the Instruction to Regulation S-K, Item 402(k), which refers to the Instruction to Item 402(k) (2) (v) and (vi).

Response

We have provided additional footnotes.

Comment 21

Please disclose the aggregate number of stock awards and the aggregate number of options awards outstanding at fiscal year end held by each directors. See the Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Response

The aggregate numbers have been added.

Employment Contracts and Termination of Employment and Change-in-Control, page 25

Comment No. 22

Please disclose the specific terms of each named executive officer’s employment contracts to the extent they vary from the general terms described.  For example, please disclose the term of each named executive officer’ contract.

Response

Additional disclosure has been added.

Item 10.  Recent Sales of Unregistered Securities, page 28

Comment 23

Please revise to include all disclosure under Item 701 of Regulation S-K for sales of unregistered securities within the last three years.  In addition to the issuance you here reference, we note the issuance of 50,000 options to Kevin J. Asher subsequent to September 30, 2008, referenced on page F-25.

Response

We have added additional information on our option issuances.

Paul Fishcer, Esq.

Larry Spirgel, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

February 19, 2009

Notes to Financial Statements

Note 1.  Summary of Significant Accounting Policies, Nature of Operations and Use of Estimates

Operations, page F-6

Comment 24

Please expand your discussion regarding the nature of your business and include the various services you provide, consistent with other discussion in the document.  Also describe the types of contracts you enter into with customers how they are structured and the general terms.

Response

Additional information has been added.

Revenue Recognition, page F-7

Comment 25

Please disclose the accounting policy for the various revenue streams of your business. Also expand your disclosures to connect “inbound calls” and “outbound calls” with the various services your provide.

Response

Additional information has been added.

Additionally, the Company acknowledges that:

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the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

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staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,

Calibrus, Inc.

/s/ Jeff W. Holmes

Jeff W. Holmes, CEO